EXHIBIT 99.1

Statoil's share saving plan allocates shares

STAVANGER, Norway, Jan. 21, 2016 (GLOBE NEWSWIRE) -- The shares purchased by DNB on behalf of Statoil ASA (OSE:STL, NYSE:STO) on 15 January 2016 for use in the group's share saving plan, have on 20 January 2016 been distributed to the employees in accordance with their savings amount.

In addition, bonus shares have been allocated based on participation in the program in 2013.

Following this, the share saving plan has 7,903,521 shares.

As participants in the share saving plan, the primary insiders below have been allocated bonus shares in accordance with their saving plan in 2013, at a price of NOK 102.70 per share.

Name	Allocated Shares in January	New total Statoil share holding
Bacher Lars Christian	1 192	22 308
Di Valerio Ingrid Elisabeth	320	3 165
Dodson Timothy	824	29 438
Gjærum Reidar	824	25 544
Grønland, Hilde	237	1 353
Hegge, Hans Jakob	1 054	23 908
Hovden Magne Andre	747	12 862
Klouman Hans Henrik	1 191	26 025
Knight John Nicholas	1 834	87 565
Kvelvane Ørjan	426	3 778
Lægreid, Stig	288	1 807
Mathieu Philippe François	545	9 850
Opedal Anders	0	14 511
Reitan, Torgrim	953	29 435
Rummelhoff, Irene	557	17 639
Skeie Svein	949	22 155
Sætre Eldar	894	40 024
Økland, Jens	651	11 386
Øvrum Margareth	1 412	44 033

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.